

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2012

Via E-mail
Mr. Clarence L. Granger
Chief Executive Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, California 94545

      RE: **Ultra Clean Holdings, Inc.**
               Form 10-K for Fiscal Year Ended December 30, 2011
               Filed March 21, 2012
               File No. 000-50646

Dear Mr. Granger:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kevin L. Vaughn

                        Kevin L. Vaughn
                        Accounting Branch Chief